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                            August 12, 2021

       Adam Kriger
       Chief Executive Officer
       ACON S2 Acquisition Corp.
       1133 Connecticut Avenue NW, Ste. 700
       Washington, DC 20036

                                                        Re: ACON S2 Acquisition
Corp.
                                                            Amendment No. 1 to
Registration statement on Form S-4
                                                            Filed July 28, 2021
                                                            File No. 333-257232

       Dear Mr. Kriger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

       Amendment No. 1 to Form S-4

       Interests of STWO Directors and Executive Officers in the Business Combination, page 4

   1. We note your response to prior comment 14 an reissue our comment in part. Please include the current
value of loans extended.
       Certain ESS Projected Financial Information, page 113

   2. We note your response to prior comment 25. Please revise your disclosures to reflect the information provided in
your response.
       Redemption Rights for Public Shareholders upon Completion of the Business Combination,, page 215
 Adam Kriger
ACON S2 Acquisition Corp.
August 12, 2021
Page 2

3. We note your response to prior comment 30 and reissue our comment. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
General

4. We note your response to prior comment 4 that you are not contractually obligated to notify investors when the warrants become eligible for redemption. Please revise your disclosure to clearly state whether you will notify investors when the warrants become eligible for redemption.
5.       We note your response to prior comment 11 and reissue our comment.
6. We note that your Series C redeemable convertible preferred stock financing agreement provides additional committed funding of up to $80 million based on the completion of certain operation milestones. Please disclose the operation milestones and file the stock financing agreement.
       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAdam Kriger                                 Sincerely,
Comapany NameACON S2 Acquisition Corp.
                                                              Division of
Corporation Finance
August 12, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName